

June15, 2010

By U.S. Mail and facsimile to (212) 696 -9809

Ms. Kathryn F. Fagan, Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY   10036

**RE: Annaly Capital Management, Inc.
            Form 10-K for the year ended December 31, 2009
            File No. 001-13447**

Dear Ms. Fagan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief